June 7, 2019
Ms. Karen Rossotto, Senior Counsel Mr. Anthony Burak, Staff Accountant Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Ellington Income Opportunities Fund (the “Fund”)

File Nos. 811-23389 and 333-228347

Dear Ms. Rossotto and Mr. Burak:

This letter responds to verbal comments you provided to Mr. Christopher D. Carlson on May 16, 2019 and May 22, 2019 relating to the Fund’s amended registration statement on Form N-2 under the Investment Company Act of 1940, as amended (“1940 Act”), and the Securities Act of 1933, as amended (“1933 Act”), filed on April 17, 2019 (the “Registration Statement”). Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the Registration Statement to be filed subsequent to or concurrently with this letter.

Set forth below are your comments followed by responses to those comments, which the Fund has authorized us to make on its behalf. All capitalized terms not defined herein have the meaning given to them in the Registration Statement.

General Comment

Comment 1. Please inform us supplementally of the types of investors that have invested in the Fund during its private placement offering. Please confirm how those investors’ shares will be treated and whether these investors would present any issues under Regulation M under the Securities Exchange Act of 1934, as amended (“1934 Act”), after the commencement of the Fund’s public offering.

Response. The investors that have invested in the private offering include an affiliate of the Adviser and individuals (either directly or through retirement plans and accounts) and trusts that qualify as “accredited investors,” who purchased shares of the Fund in an offering conducted in compliance with Regulation D under the 1933 Act.

The investors that invested in the private offering will continue to hold Class M shares of the Fund. Future investors in Class M shares after the commencement of the public offering will be subject to a higher minimum amount ($10,000,000 for initial investments and $100,000 for subsequent investments). Both existing and future investors will be able to participate in the Fund’s quarterly repurchase offers conducted pursuant to Rule 23c-3 under the 1940 Act.

Chris.Carlson@ThompsonHine.com Fax: 212.344.6101 Phone: 202.263.4169

June 7, 2019

Regulation M under the 1934 Act, as relevant here, prohibits certain persons (including “affiliated purchasers” of an issuer) from purchasing shares during a “restricted period” (generally, during a registered offering). The Fund does not believe that any of its existing investors intend to make additional investments in the Fund upon the commencement of the public offering. Additionally, Regulation M’s prohibition with respect to affiliated purchasers includes an exemption for transactions by closed-end investment companies, such as the Fund, pursuant to Rule 23c-3 under the 1940 Act. Therefore, the Fund does not believe there are issues under Regulation M associated with the existing investors in the Fund.

Prospectus

Comment 2. Page 2 of the Prospectus indicates that the RMBS in which the Fund invests may not have the guarantees of a U.S. government agency or a U.S. government-sponsored entity associated with them. Please indicate in the corresponding risk factor why this is important.

Response. The risk factor for credit-sensitive RMBS has been revised to make this clearer.

Comment 3. With respect to the reference to emerging markets risk in the “Foreign Investment Risk” risk factor, if investing in emerging markets is not a principal strategy of the Fund, this should not be a principal risk factor. If this is a non-principal strategy, emerging markets risk should be a stand-alone risk factor and appear later in the Prospectus or the SAI.

Response. Investments in emerging markets is not a principal investment strategy of the Fund, so the “Foreign Investment Risk” risk factor has been revised to remove the references to the risk of investing in emerging markets, and the risk factor regarding emerging markets in the SAI will be retained.

Comment 4. In the “High Yield Risk” risk factor, please revise the disclosure to state that high yield securities are inherently speculative.

Response. The Fund has made the requested revisions in all of the relevant locations of the Registration Statement.

Comment 5. Where the Prospectus discloses that a return of capital distribution will reduce a shareholder’s tax basis, clarify that an investor’s tax basis will be adjusted even if the shareholder sells its shares at a loss.

Response. The Fund has made the requested revisions in all of the relevant locations of the Registration Statement.

June 7, 2019

Comment 6. On page 10, in footnote 4 to the Fund Expenses Table, in the statement regarding when recoupment may take place, please change “or” to “and” in the phrase “the expense limitation in place at the time of the waiver or at the time of the reimbursement payment.”

Response. The Fund has made the requested revision.

Comment 7. Consider adding appropriate references to, and summaries of, the disclosure included in the subsection “Investment Strategy and Criteria Used in Selecting Investments” on page 14 of the Prospectus regarding the Sub-Adviser’s investment process in the “Prospectus Summary” section.

Response. The Fund has made the requested revisions.

Comment 8. With respect to the reference to the Fund engaging in short-term trading strategies on page 16 of the Prospectus, please include a reference to these strategies in the corresponding summary section, if they are principal strategies.

Response. The Fund has made the requested revisions.

Comment 9. In the “Risk Factors” section of the Prospectus beginning on page 17, please distinguish principal from non-principal risks.

Response. The referenced section only lists principal risks. The Fund has revised the lead-in paragraph to make this clear.

Accounting Comments

Comment 10. Footnote 4 to the fee table does not have a corresponding reference in the fee table.

Response. The fee table has been revised accordingly.

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June 7, 2019

If you have any questions or additional comments, please call the undersigned at (202) 263-4169 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/ Christopher D. Carlson
Christopher D. Carlson

cc: JoAnn M. Strasser, Thompson Hine LLP

Daniel J. Amen, Mount Yale Capital Group, LLC

Edward G. Stromberg III, Ellington Management Group, L.L.C.